UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*

                             HA-LO Industries, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                  404-429-10-2
            --------------------------------------------------------
                                 (CUSIP Number)

Matthew A. Cole, Esq.     Miro Weiner & Kramer
212 - 247-4720            712 Fifth Avenue, 32nd Floor, New York, New York 10019
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 3, 1997
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 404-429-10-2                                         Page 2 of 6 Pages

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Linden D. Nelson

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                       (b)  |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

                                       OO
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
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                      7     SOLE VOTING POWER
    NUMBER OF
                                    2,662,655
     SHARES       --------------------------------------------------------------
                      8     SHARED VOTING POWER
  BENEFICIALLY
                                       -0-
    OWNED BY      --------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
      EACH
                                    2,662,655
    REPORTING     --------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
     PERSON
                                       -0-
      WITH
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,662,655
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     13.36%
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  14     TYPE OF REPORTING PERSON*

                                       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP NO. 404 429 10 2                                         PAGE 3 OF 6 PAGES


                                      13D

ITEM 1. SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, no par value ("Common Stock"), of HA-LO Industries, Inc. (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Linden D. Nelson

     (b)  c/o Creative Concepts in Advertising, Inc.
          31535 Southfield Road, Beverly Hills, MI 48075

     (c) Mr. Nelson's present principal occupation is Chief Executive Officer of Creative Concepts in Advertising, Inc., a wholly-owned subsidiary of the Issuer. He is also Vice Chairman of the Issuer.

     (d) During the last five years, Mr. Nelson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Nelson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Nelson is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Nelson acquired 2,321,240 shares of Common Stock from the Issuer in exchange for the common stock which he owned in Creative Concepts in Advertising, Inc., a Michigan corporation ("CCA"), and 1132831 Ontario Corp., an Ontario (Canada) corporation, pursuant to an Agreement and Plan of Merger and Plan of Reorganization, dated as of October 29, 1996, by and among the Issuer, CCA, HA-LO Acquisition Corporation of Michigan, Inc., Creadis Group Inc., 1132832 Ontario Inc., 1132831 Ontario Corp., and the shareholders of CCA (the "Merger Agreement"). He also received from the Issuer 312,500 options (the "Options") to acquire Common Stock under an Employment Agreement, dated as of January 3, 1997, between the Issuer and him (the "Employment Agreement"). Pursuant to a Real Property Agreement, dated as of January 2, 1997, between Maple Lane Acquisition Limited Liability

CUSIP NO. 404 429 10 2                                         PAGE 4 OF 6 PAGES

     Company (the "LLC"), of which Mr. Nelson is the managing member, and the Issuer, the LLC acquired 28,915 shares of Common Stock as the purchase price for certain real property (the "Property") owned by the LLC.

ITEM 4. PURPOSE OF TRANSACTION.

     The Common Stock was issued by the Issuer to Mr. Nelson in consideration for the acquisition of ownership of CCA and certain Canadian corporations, and the Options were issued as partial compensation for Mr. Nelson under the Employment Agreement. The LLC acquired its Common Stock in exchange for the Property. Mr. Nelson has acquired the Common Stock for investment purposes only.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  Beneficially owned:

          Linden D. Nelson is the beneficial owner of 2,662,655 shares of Common Stock. This figure consists of: 2,321,240 shares of Common Stock owned by Mr. Nelson, 28,915 shares of Common Stock owned by the LLC, and 312,500 shares of Common Stock which Mr. Nelson has the right to acquire upon exercise of the Options held by him.

     (b)  Percent of Class:

          There are 19,622,841 outstanding shares of Common Stock. Assuming the exercise of the Options of which Mr. Nelson is the beneficial owner, Mr. Nelson owns 13.36% of the Common Stock.

     (c)  Number of shares as to which Mr. Nelson has:

          (i)   sole power to vote or to direct the vote: 2,662,655

          (ii)  shared power to vote or to direct the vote: -0-

          (iii) sole power to dispose or to direct the disposition of: 2,662,655

          (iv)  shared power to dispose or to direct the disposition of: -0-

CUSIP NO. 404 429 10 2                                         PAGE 5 OF 6 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The transfer of the Common Stock owned by Mr. Nelson and the LLC is restricted pursuant to certain Affiliate Agreements, each dated as of October 30, 1996, between Mr. Nelson and the Issuer and between the LLC and the Issuer (collectively, the "Affiliate Agreements"). Under the Affiliate Agreements, neither Mr. Nelson nor the LLC may transfer any Common Stock until after such time as results covering at least thirty (30) days of combined operations of the Issuer and the companies acquired by the Issuer pursuant to the Merger Agreement have been published by the Issuer in a public filing or announcement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None

CUSIP NO. 404 429 10 2                                         PAGE 6 OF 6 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 10, 1997                     /s/ Linden D. Nelson
                                            ----------------------------------
                                            Linden D. Nelson